(Check One): ☒ Form 10-K ☐ Form 11-F ☐ Form 20-K ☐ Form 10-Q ☐ Form N-SAR	SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number: 0-33489

For Period Ended: December 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ZymoGenetics, Inc.

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Full Name of Registrant

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Former Name if Applicable

1201 Eastlake Avenue East

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Address of Principal Executive Office (Street and Number)

Seattle, Washington 98102

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City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

We seek relief pursuant to Rule 12b-25(b) to file a late Form 10-K. Our Form 10-K for the period ended December 31, 2003 could not be filed without unreasonable effort or expense and the subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date of March 15, 2004.

We are delaying the filing of our Form 10-K due to the ongoing technical review of the accounting method used for a sale-leaseback transaction completed in October 2002. The details of this transaction have been fully disclosed in our previous filings with the Commission. After consultation with our outside auditors, we settled on the accounting treatment reflected in our audited 2002 financial statements. Very recently, certain technical accounting guidelines that could affect the method used to account for these transactions were brought to our attention by our outside auditors. In view of these technical accounting guidelines, the determination of the appropriate accounting treatment requires a detailed analysis of the facts and circumstances of these leases. This analysis is ongoing at this time, but is not yet completed. Any change that may result from our ongoing review will have no cash impact to the company. We expect to complete our review and file our Form 10-K on or before the fifteenth calendar day following March 15, 2004.

Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification.

James A. Johnson, Chief Financial Officer	(206)	442-6600
(Name)	(Area code)	(Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes  ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes  ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported via press release and filed with the Commission on a Form 8-K dated as of February 12, 2004, the company reported a net loss of $58.2 million and $1.23 loss per share for the year 2003, compared to a net loss of $30.4 million and $0.75 loss per share for the prior year.

ZymoGenetics, Inc.

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 15, 2004	By:	/s/ James A. Johnson

James A. Johnson
Senior Vice President, Chief Financial Officer and Treasurer